SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X    Form 40-F
          ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                     .
                                    --------------------

The following is included in this Report on Form 6-K:

     1. Press Release, dated as of June 7, 2005
     2. Press Release, dated as of June 7, 2005

                                                                        HEMOSOL
Media Release

            Hemosol Announces Completion of Health Canada Inspection

       - Positive rating from regulatory agency clears way for delivery of Hepalean(R) products to Organon Canada and other potential clients of the
                     Company's bio-manufacturing services -

TORONTO, ON, June 7, 2005 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that the Company has received a 'Compliance' rating from Health Canada following the completion of the regulatory agency's licence inspection of Hemosol's Meadowpine facility. Formal licensing of the facility will allow Hemosol to proceed with shipping Hepalean(R) products under its contract with Organon Canada and to attract and fulfill other commercial bio-manufacturing relationships. Hemosol expects to receive the formal licence and to begin shipping product in the coming weeks.

"Our receipt of this important rating is a key milestone in leveraging our state of the art manufacturing facility and implementing our bio-manufacturing initiative," said Dr. Dirk Alkema, Vice President of Operations at Hemosol. "This is a fiscal strategy to generate revenue in the near to mid-term, while also proceeding with our initiative to produce valuable therapeutic proteins from human plasma. Our production team deserves recognition and praise for successfully meeting the rigorous timelines and requirements of this inspection."

In September of 2004 Hemosol signed a multi-year agreement with Organon Canada, the pharmaceutical division of Akzo Nobel. This agreement, with an initial term of three years, will see Hemosol become the exclusive Canadian manufacturer and supplier of licensed "Hepalean(R)" products to Organon.

As part of this agreement, Hemosol installed an aseptic vial filling capability to fill and package the Hepalean(R) products for delivery. While currently dedicated to the filling of Hepalean(R) products, the Company also expects to use this filling capability in the future, to package therapeutic plasma protein products for both clinical evaluations - slated to begin in 2006 - as well as initial commercial production. Additionally Hemosol has sterile bag filling capability that can be used as a part of its fiscal strategy to generate near-term revenues to reduce its net operating expenses.

ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".

Contact:  JASON HOGAN
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com



Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                                                       HEMOSOL
Media Release

                      Hemosol Announces Share Consolidation

             - Edward McCormack Named as New Chairman of the Board -

TORONTO, ON, JUNE 7, 2005 - HEMOSOL CORP. (NASDAQ: HMSL, TSX: HML) today announced that it has filed articles of amendment for the consolidation of the Company's common shares on the basis of one post-consolidation share for four pre-consolidation shares. The share consolidation was approved by shareholders at Hemosol's Annual and Special Meeting held earlier today.

This consolidation is being undertaken to bring the Company into compliance with the minimum bid requirements of NASDAQ. Hemosol believes that retaining its NASDAQ listing is of strategic importance, given the Company's large US shareholder base as well as the importance of maintaining ready access to the US capital markets.

The Company expects its common shares to begin trading on a consolidated basis on the TSX and NASDAQ on or about June 10, 2005. There will be a temporary change to Hemosol's NASDAQ symbol to HMSLD for 20 trading days to reflect the consolidation. No fractional shares will be issued in connection with the consolidation and all fractional entitlements will be cancelled.

NEW DIRECTOR AND NEW CHAIRMAN OF THE BOARD

Following the meeting of shareholders, Hemosol's Board also appointed Dr. Paul Walker to the Board of Directors and named Edward McCormack, currently the chair of the Company's audit committee, as the new Chairman of the Board. Edward Lane was also named to succeed Mr. McCormack as the new chair of the Audit committee and Edward Rygiel, the outgoing chairman will remain on the board as a director.

"Ed Rygiel is one of the founding directors of Hemosol and he has served as Chairman since Hemosol began in 1988," stated Lee Hartwell, Hemosol's President and CEO. "His guidance, vision and determination have been of tremendous value through each stage of the Company's development and we look forward to his continuing contribution as a member of the Board."

An archived webcast of the Annual and Special Meeting of Shareholders for Hemosol is available on the company website at www.hemosol.com.


ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange (TSX) under the trading symbol "HML".

                                    - more -

Contact: JASON HOGAN
         Investor & Media Relations
         416 361 1331
         800 789 3419
         416 815 0080 fax
         ir@hemosol.com
         www.hemosol.com



Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              HEMOSOL CORP.

                              By: /s/ David Bell
                                  -------------------------------------------
                                  Name: David Bell
                                  Title: Vice President,
                                         Chief Scientific Officer




Date: June 8, 2005